EXHIBIT 99.1

First Mining Gold Corp.

Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Presented in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Unaudited - Presented in thousands of Canadian dollars unless otherwise noted)

	September 30, 2024	December 31, 2023

Assets
Current
Cash and cash equivalents	$11,038	$12,211
Marketable securities (Note 3)	2,785	263
Prepaid expenses and other receivables (Note 4)	823	875
Total current assets	14,646	13,349

Non-current
Mineral properties (Note 5)	246,804	244,234
Investment in PC Gold Inc. (Note 6)	21,527	21,527
Investment in NexGold Mining Corp. (Note 7)	-	3,269
Investment in Big Ridge Gold Corp. (Note 8)	-	1,406
Property and equipment (Note 9)	2,014	2,101
Other assets	303	181
Total non-current assets	270,648	272,718
TOTAL ASSETS	$285,294	$286,067

LLIABILITIES
Current
Accounts payable and accrued liabilities (Note 11)	$4,525	$4,828
Current portion of lease liability	64	158
Flow-through share premium liability (Note 12)	1,693	1,225
Option – PC Gold (Note 6)	4,576	4,576
Current portion of other liabilities (Note 5(a) & 9)	400	400
Total current liabilities	11,258	11,187

Non-current
Lease liability	192	14
Provision for environmental remediation (Note 5(b))	1,500	1,500
Provision for Pickle Crow reclamation funding (Note 6)	151	151
Silver Stream derivative liability (Note 10)	54,136	34,295
Other liabilities (Note 5(a) & 9)	66	526
Total non-current liabilities	56,045	36,486
TOTAL LIABILITIES	$67,303	$47,673

SHAREHOLDERS’ EQUITY
Share capital (Note 13)	367,009	354,913
Warrant and share-based payment reserve (Note 13)	56,028	53,623
Accumulated other comprehensive loss	(5,010)	(4,561)
Accumulated deficit	(200,036)	(165,581)
Total shareholders’ equity	217,991	238,394
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$285,294	$286,067
Nature of Operations and Going Concern (Note 1) Subsequent Events (Note 18)

The consolidated financial statements were approved by the Board of Directors:

  Signed: “Keith Neumeyer”, Director                                  Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

1

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Unaudited - Presented in thousands of Canadian dollars unless otherwise noted)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

OPERATING EXPENSES (Note 14)
General and administration	$985	$862	$3,184	$4,040
Exploration and evaluation	225	237	625	488
Investor relations and marketing communications	434	264	1,135	961
Corporate development and due diligence	169	165	618	537
Impairment of non-current assets (Note 5(c))	-	1,545	11,955	1,545
Loss from operational activities	(1,813)	(3,073)	(17,517)	(7,571)

OTHER ITEMS
Gain on disposal of asset	-	-	-	(7,045)
Interest and other income	(458)	(115)	(961)	(604)
Investments fair value loss	-	29	13	-
Foreign exchange gain	(22)	(215)	(130)	(70)
Other expenses	22	34	110	80
Provision for reclamation estimate recovery	-	(1,021)	-	(1,021)
Fair value loss/(gain) on Silver Stream liability (Note 10)	4,955	(2,831)	19,841	89
Gain/(Loss) before income taxes	$(6,310)	$1,046	$(36,390)	$1,000
Deferred income tax recovery	721	478	1,330	1,431
Equity gain (loss) of equity accounted investments (Note 6,7,8)	-	(900)	605	(1,429)
Net (loss)/income for the period	$(5,589)	$624	$(34,455)	$1,002

OTHER COMPREHENSIVE LOSS
Items that will not be reclassified to net income:
Investments fair value loss	(61)	(105)	(449)	(71)
Other comprehensive loss	(61)	(105)	(449)	(71)

Net (loss) income and other comprehensive (loss) income for the period	$(5,650)	$519	$(34,904)	$931
Income/(loss) per share
Basic and Diluted	$(0.01)	$0.00	$(0.04)	$0.00
Weighted average number of shares outstanding
Basic	966,235,626	810,369,439	937,052,644	814,718,682
Diluted	966,228,136	810,375,349	940,959,714	814,727,192

The accompanying notes are an integral part of these condensed interim consolidated annual financial statements.

2

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Unaudited - Presented in thousands of Canadian dollars unless otherwise noted)

	Nine months ended September 30,
	2024	2023

Cash flows from operating activities
Net (loss) income for the period	$(34,455)	$1,002
Adjustments for:
Share-based payments (Note 13(d))	1,330	1,342
Depreciation	367	356
Gain on sale of asset	-	(335)
Impairment of non-current asset (Note 5 (c))	11,955	1,545
Gain on investment reclassification	(145)	-
Gain on sale of royalty	-	(6,710)
Investments fair value loss	13	-
Fair value loss on Silver Stream derivative liability (Note 10)	19,841	89
Accrued interest receivable	(62)	(136)
Other expenses	429	115
Unrealized foreign exchange gain	(130)	(79)
Deferred income tax recovery	(1,330)	(1,431)
Provision for reclamation recovery estimate	-	(1,021)
Equity and dilution loss on equity accounted investments (gain)/loss	(605)	1,429
Operating cash flows before movements in working capital	(2,792)	(3,834)
Net change in non-cash working capital items:
Decrease in accounts and other receivables	47	142
(Increase)/decrease in prepaid expenditures	271	(93)
Increase/(decrease) in accounts payables and accrued liabilities	(189)	(489)
Total cash used in operating activities	$(2,663)	$(4,274)
Cash flows from investing activities
Mineral property expenditures (Note 5)	(15,476)	(14,261)
Proceeds from sale of marketable securities and investments (Note 3 & 8)	3,228	2,588
Property and equipment purchases	(199)	(330)
Proceeds from sale of royalties	-	4,680
Cash expended in acquisitions	(100)	-
Reclamation bond	-	(40)
Investment in Guaranteed Investment Certificate	-	(4,797)
Total cash used by investing activities	$(12,547)	$(12,160)
Cash flows from financing activities
Gross proceeds from private placements (Note 13(b))	6,950	5,000
Gross proceeds from bought deal financing (Note 13(b))	8,050	-
Share issuance cost	(968)	(127)
Repayment of lease liability	(106)	(106)
Finance costs paid	(20)	(20)
Total cash provided in financing activities	$13,906	$4,747
Foreign exchange effect on cash	131	78
Change in cash and cash equivalents	(1,173)	(11,609)
Cash and cash equivalents, beginning	12,211	13,558
Cash and cash equivalents, ending	$11,038	$1,949
Cash	8,601	1,866
Term deposits	2,437	83
Cash and cash equivalents, ending	$11,038	$1,949

The accompanying notes are an integral part of these condensed interim consolidated annual financial statements.

3

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Unaudited - Presented in thousands of Canadian dollars, except share and per share amounts)

	Number of common shares	Share capital	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

Balance as at December 31, 2022	802,226,149	$340,963	$25,063	$24,526	$(4,337)	$(158,545)	$227,670
Proceeds from private placements	18,518,519	4,676	324	-	-	-	5,000
Flow through share premium liability	-	(1,759)	-	-	-	-	(1,759)
Share issuance cost	-	(127)	-	-	-	-	(127)
Shares issuance on acquisition of mineral properties and property, plant and equipment	7,995,377	1,537	-	-	-	-	1,537
Settlement of restricted share units	763,330	250	-	(250)	-	-	-
Share-based payments	-	-	-	2,421	-	-	2,421
Income for the period	-	-	-	-	-	1,002	1,002
Other comprehensive loss	-	-	-	-	(71)	-	(71)
Balance as at September 30, 2023	829,503,375	$345,540	$25,387	$26,697	$(4,408)	$(157,543)	$235,673
Balance as at December 31, 2023	916,414,375	$354,913	$26,453	$27,170	$(4,561)	$(165,581)	$238,394
Proceeds from private placement (Note 13(b))	41,212,121	6,950	-	-	-	-	6,950
Share issued for finders’ fee (Note 13(b))	2,740,376	345	-	-	-	-	345
Private placement share issuance cost (Note 13(b))	-	(404)	-	-	-	-	(404)
Proceeds from bought deal financing (Note 13(b))	59,629,800	7,116	934	-	-	-	8,050
Bought deal financing share issuance cost	-	(789)	(103)	-	-	-	(892)
Flow-through share premium liability	-	(1,798)	-	-	-	-	(1,798)
Shares issuance on acquisition of mineral properties and property, plant and equipment (Note 5 & 9)	4,059,201	603	-	(198)	-	-	405
Settlement of restricted share units	223,334	73	-	(73)	-	-	-
Share-based payments	-	-	-	1,845	-	-	1,845
Loss for the period	-	-	-	-	-	(34,455)	(34,455)
Other comprehensive loss	-	-	-	-	(449)	-	(449)
Balance as at September 30, 2024	1,024,279,207	$367,009	$27,284	$28,744	$(5,010)	$(200,036)	$217,991

The accompanying notes are an integral part of these condensed interim consolidated annual financial statements.

4

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

1.  NATURE OF OPERATIONS AND GOING CONCERN

First Mining Gold Corp. (the “Company” or “First Mining”) is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”. The Company’s head office and principal address is Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2.

First Mining was incorporated on April 4, 2005 and changed its name to First Mining Gold Corp. in January 2018.

First Mining is advancing a portfolio of gold projects in Canada, with the most advanced projects being the Springpole Gold Project in northwestern Ontario and the Duparquet Gold Project in the Abitibi region of Québec. First Mining’s portfolio of gold projects in eastern Canada also includes the Cameron project. In addition, the Company holds a 30% interest in PC Gold Inc., the legal entity which holds the Pickle Crow gold project which is being advanced by FireFly Metals Ltd. (“FireFly Metals”), and a 20% direct project interest in the Hope Brook Project.

Going Concern

The Company’s unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will be able to continue its operations for at least twelve months from September 30, 2024 and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  The Company has not generated revenue from operations to date and will require additional financing or outside participation to undertake further advanced exploration of its mineral properties.  Future operations of the Company are dependent upon its ability to raise additional equity financing and maintain sufficient working capital and upon future production or proceeds from the dispositions of its mineral property interests.

As of September 30, 2024, the Company had cash and cash equivalents of $11,038,000 (December 31, 2023 - $12,211,000), working capital of $3,388,000 (December 31, 2023 - $2,162,000) which is calculated as current assets less current liabilities, and accumulated a deficit of $200,036,000 (December 31, 2023 - $165,581,000).On October 10, 2024, the Company complete a non-brokered private placement for approximately $7.4 million to strength its working capital position. The Company had a working capital balance of $7,964,000 excluding the 10% Option on PC Gold with Firefly from current liabilities. Included in cash and cash equivalents is $6,815,000 (December 31, 2023 - $3,482,000) of unspent flow-through expenditure commitments, of which $68,000 is required to be spend by December 31, 2024, and $6,747,000 is required to be spent by December 31, 2025. For the nine months ended September 30, 2024, the Company incurred a net loss of $34,455,000 (September 30, 2023 – a net income of $1,002,000) and used cash in operating activities of $2,663,000 (September 30, 2023 - $4,274,000). The Company’s operations to date have been financed by the issuance of common shares, sale of investments and royalties, and the exercise of stock options. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and liquidate its investments as necessary.   There can be no assurance that the Company will be able to continue to secure additional financings in the future, and if they are secured, that they would be on terms that are favourable. This gives rise to a material uncertainty that may raise substantial doubt about the Company’s ability to continue as a going concern.

These unaudited condensed interim consolidated financial statements do not give effect to any adjustments to the carrying values of the assets and liabilities, the reported expenses, and the statements of financial position classifications used that would be necessary should the Company be unable to continue as going concern. Such adjustments could be material.

5

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

2.  BASIS OF PRESENTATION

These unaudited condensed interim financial statements (“financial statements”) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements under International Accounting Standard 34 Interim Financial Reporting. These financial statements do not include all disclosures required for annual financial statements. Accordingly, they should be read in conjunction with the notes to the Company’s audited financial statements for the years ended December 31, 2023 and 2022.

These financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit and loss or fair value through other comprehensive income (loss), which are stated at their fair value. The financial statements are presented in thousands of Canadian dollars, unless otherwise noted, and tabular amounts are presented in thousands of Canadian dollars. These consolidated financial statements include the accounts of the Company and its subsidiaries. The functional currency of the Company and its Canadian subsidiaries is the Canadian dollar.

In preparing the Company’s financial statements for the three and nine months ended September 30, 2024, the Company used the same accounting policies, methods of computation and accounting policy judgments and estimates as in the annual consolidated financial statements for the year ended December 31, 2023. Additionally, the areas of estimation uncertainty remain unchanged from those disclosed in the annual consolidated financial statements. There are no IFRS standards, IFRS amendments and IFRS interpretations that are not yet effective that, if adopted, would be expected to have a material impact on the Company’s condensed interim consolidated financial statements.

The accounts of material subsidiaries are prepared for the same reporting period as the parent company. All subsidiaries apply consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The following table highlights the Company’s material subsidiaries with their projects:

Name of the subsidiary	Ownership Percentage	Project	Location
Gold Canyon Resources Inc.	100%	Springpole Gold Project (“Springpole”) Birch-Uchi Projects (“Birch-uchi”)	Northwestern Ontario, Canada
Duparquet Gold Mines Inc.	100%	Duparquet Gold Project (“Duparquet”) Central Duparquet (“Duparquet”) Duquesne Gold Project (“Duquesne”) Pitt Gold Project (“Pitt”)	Québec, Canada

These financial statements were approved by the Board of Directors on November 8, 2024.

6

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

3.  MARKETABLE SECURITIES

The Company’s marketable securities are classified as fair value through other comprehensive income (“FVTOCI”) and are carried at fair value. The movements in marketable securities during the nine months ended September 30, 2024 and year ended December 31, 2023 are summarized as follows:

Total Marketable Securities (FVTOCI)
Balance as at December 31, 2022	$184
Additions	2,479
Disposals	(2,322)
Loss recorded in other comprehensive loss	(78)
Balance as at December 31, 2023	$263
Additions	3,402
Disposals	(431)
Loss recorded in other comprehensive loss	(449)
Balance as at September 30, 2024	$2,785

The Company holds securities of publicly traded companies as strategic interests. The investments where the Company does not have significant influence are classified as marketable securities which are designated as FVTOCI.

As the Company’s holding of NexGold Mining Corp. (“NexGold”, formerly Treasury Metals Inc.) shares decreased in Q2 2024, the Company no longer exerted significant influence over NexGold resulting in discontinued use of the equity method to account for the investment. The Company subsequently reclassified the investment as marketable securities as of May 6, 2024 (see Note 7).

As of September 30, 2024, the Company held common shares of NexGold, Grid Metals Corp. and Patriot Lithium Limited.

4.  PREPAID EXPENSES AND OTHER RECEIVABLES

	September 30, 2024	December 31, 2023
GST and HST receivables	$400	$344
Other receivables	114	156
Prepaid expenses	309	375
	$823	$875

7

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

5.  MINERAL PROPERTIES

As at September 30, 2024 and December 31, 2023, the Company had the following mineral properties:

	Springpole	Birch-Uchi (Note 5(a))	Duparquet (Note 5(b))	Cameron	Hope Brook (Note 5(c))	Others	Total
Balance December 31, 2023	$138,957	$7,983	$48,594	$32,848	$15,852	$-	$244,234
Acquisition	-	405	-	-	-	-	405
Concessions, taxes and royalties	374	-	42	23	-	-	439
Salaries and share-based payments	1,450	277	922	92	-	-	2,741
Drilling, exploration, and technical consulting	510	398	1,915	8	-	-	2,831
Assaying, field supplies, and environmental	6,544	70	1,056	45	1	-	7,716
Travel and other expenses	985	167	137	6	-	-	1,295
Total Expenditures	$9,863	$1,317	$4,072	$174	$1	$-	$15,427
Tax recovery received and impairment	-	-	(102)	-	(12,755)	-	(12,857)
Balance September 30, 2024	$148,820	$9,300	$52,564	$33,022	$3,098	$-	$246,804

	Springpole	Birch-Uchi (Note 5(a))	Duparquet (Note 5(b))	Cameron	Hope Brook (Note 5(c))	Others	Total
Balance December 31, 2022	$125,829	$3,871	$42,886	$32,581	$15,852	$128	$221,147
Acquisition	1,192	450	513	-	-	-	2,155
Concessions, taxes and royalties	405	-	28	23	-	-	456
Salaries and share-based payments	2,509	862	1,293	111	-	-	4,775
Drilling, exploration, and technical consulting	1,654	1,080	1,146	22	-	-	3,902
Assaying, field supplies, and environmental	6,464	1,143	2,570	85	-	-	10,262
Travel and other expenses	904	577	158	26	-	-	1,665
Total Expenditures	$13,128	$4,112	$5,708	$267	$-	$-	$23,215
Option payments received	-	-	-	-	-	(128)	(128)
Balance December 31, 2023	$138,957	$7,983	$48,594	$32,848	$15,852	$-	$244,234

8

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

5. MINERAL PROPERTIES (continued)

The Company has various underlying agreements and commitments with respect to its mineral properties, which define annual or future payments in connection with royalty buy-backs or maintenance of property interests, the most significant of which are discussed below.

a) Birch-Uchi Properties

(i) Swain Post property option

On February 26, 2021, the Company entered into a three year earn-in agreement with Exiro Minerals Corp. (“Exiro”) pursuant to which First Mining may earn a 100% interest in Exiro’s Swain Post property (“Swain Post Property”) in northwestern Ontario by making total cash and share payments of $335,000 to Exiro during the term of the option, and by completing all assessment work requirements on the Swain Post Property during the three-year option term. During the nine months ended September 30, 2024, the Company issued 641,026 common shares valued at $75,000 under the terms of the earn-in agreement. As of September 30, 2024, the Company has made total payments of $335,000 comprised of $60,000 in cash and issued common shares worth $275,000 and has exercised the option to own a 100% interest in Exiro’s Swain Post Property.

(ii) Swain Lake property option

On April 28, 2021, the Company entered into an earn-in agreement with Whitefish Exploration Inc. (“Whitefish”), which gives First Mining the option to earn up to a 100% interest in Whitefish’s Swain Lake project (“Swain Lake”) in northwestern Ontario in two stages over a period of five years. First Mining may earn a 70% interest in Swain Lake by making cash payments totaling $200,000 and share payments totaling $425,000, and by incurring at least $500,000 worth of expenditures on the Swain Lake Property during the first three years of the earn-in term. Upon completing the first stage of the earn-in, First Mining will hold a 70% interest in the Swain Lake Property and will have an additional period of two years within which to acquire the remaining 30% interest in the Swain Lake Property by paying $1,000,000 in cash and issuing $1,000,000 worth of First Mining common shares to Whitefish.

On April 5, 2024, the Company and Whitefish agreed to amend the earn-in agreement to amend the future cash and share payment requirements by issuing $155,000 worth of First Mining common shares to Whitefish on or before the third anniversary of the Closing Date of the original agreement. In Q2 2024, the Company issued 978,130 common shares valued at $155,000 under the terms of the amended earn-in agreement. As a result, the Company completed its 3-year option agreement with Whitefish Exploration Inc. on the Swain Lake property, and 70% ownership of the property, which comprises 82 mining claims over an area of 1,656 hectares, was transferred to First Mining.

(iii) Vixen properties acquisition

On September 15, 2021, the Company entered into a three-year option agreement with ALX Resources Corp. (“ALX”) pursuant to which First Mining may earn up to a 100% interest in ALX’s Vixen North, Vixen South and Vixen West properties (the “Vixen Properties”) in northwestern Ontario in two stages over a period of five years. First Mining may earn a 70% interest in the Vixen Properties by making cash payments totalling $550,000 and share payments totalling $400,000 to ALX during the initial three-year option term, and by incurring at least $500,000 worth of expenditures on the property during the initial three-year option term.

On September 15, 2023, the Company and ALX agreed to amend the option agreement for the first stage of the earn-in to issue common shares instead of cash payment for future anniversary payments as follows:

9

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

5.  MINERAL PROPERTIES (continued)

•	On or before the second anniversary of the Closing Date, the Company is to issue to ALX common shares of the Company’s shares equal to $175,000 (issued);
•	On or before the third anniversary of the Closing Date, the Company is to issue to ALX commons shares of the Company’s shares equal to $175,000 (issued);
•	On or before the fourth anniversary of the Closing Date, the Company is to issue to ALX common shares of the Company’s shares equal to $100,000;
•	On or before the fifth anniversary of the Closing Date, the Company to incur and fund expenditures on the property of not less than $500,000.

Pursuant to the amended agreement, the Company issued common shares of $175,000 during the year ended December 31, 2023. On September 12, 2024, the Company issued 1,290,045 common shares worth $175,000. As of September 30, 2024, the Company has made payments of $350,000 in cash and issued common shares worth $550,000.

(iv) Birch Lake properties acquisition

On October 11, 2021, the Company entered into an earn-in agreement with Pelangio Exploration Inc. (“Pelangio”) pursuant to which First Mining may earn up to an 80% interest in Pelangio’s Birch Lake properties (the “Birch Lake Properties”) in two stages over a period of six years. First Mining may earn a 51% interest in the Birch Lake Properties by making cash payments totaling $350,000 and issuing in aggregate 1,300,000 First Mining common shares and by incurring at least $1,750,000 worth of expenditures on the Birch Lake Properties during the first four years of the earn-in term.  Upon completing the first stage of the earn-in, First Mining will hold a 51% interest in the Birch Lake Properties and will have an additional period of 2 years to acquire a further 29% interest in the Birch Lake Properties by paying $400,000 to Pelangio in cash or issuing First Mining common shares, at First Mining’s sole discretion, and by incurring an additional $1,750,000 worth of expenditures on the Birch Lake Properties.

On October 12, 2023, the Company and Pelangio agreed to amend the earn-in agreement to amend the future cash and share payment requirements to have an additional period of 3 years to complete the first stage of the earn-in.  Pursuant to the amended agreement, the Company paid $10,000 in cash and issued 250,000 common shares during the three months ended December 31, 2023. The agreement gives the Company the right to earn, through Gold Canyon, up to an 80% interest in Pelangio’s Birch Lake and Birch Lake West properties. As of September 30, 2024, the Company has made payments of $110,000 in cash and issued common shares worth $153,750.

On January 13, 2023, a subsidiary of the Company acquired the net assets of a private Company associated with Birch Lake and Casummit Lake properties for a total consideration of $600,000 cash and 3.5 million of First Mining common shares. $100,000 was paid prior to December 31, 2022, $100,000 cash was paid on closing, with the remaining cash to be paid as follows:

■	$100,000 cash payable on the first anniversary of the Closing Date (paid).
■	$100,000 cash payable on the second anniversary of the Closing Date.
■	$200,000 cash payable on the third anniversary of the Closing Date.

2,000,000 common shares were issued on closing and the remaining shares will be issued as follows:

■	500,000 issued in January 2024, the first anniversary of the Closing Date.
■	1,000,000 common shares will be issued on the earlier of the third anniversary of closing and the date of a positive decision regarding the environmental assessment of the Springpole properties.

10

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

5. MINERAL PROPERTIES (continued)

(v) Stargazer properties acquisition

On October 29, 2021, the Company entered into a three year earn-in agreement with a private individual pursuant to which First Mining may earn a 100% interest in the Stargazer concession and other properties (“Stargazer Properties”) in northwestern Ontario by making cash and share payments of $250,000 to the private individual during the term of the option, and by incurring at least $350,000 worth of expenditures on the Stargazer Properties during the three-year option term.  On November 5, 2023, the Company entered into an amended agreement to amend the original terms of cash and share payments of $250,000 to $236,000 and the Company is to incur $300,000 worth of expenditures instead of $350,000.  The remaining share payments will be issued as follows:

•	No option payment is to be made following the second and third anniversary dates of the closing date of the agreement;
•	On the fourth anniversary of the Closing Date, the Company is to issue common shares worth $25,000;
•	On the fifth anniversary of the Closing Date, the Company is to issue common shares worth $25,000;
•	On the sixth anniversary of the Closing Date, the Company is to issue common shares worth $50,000;
•	On the seventh anniversary of the Closing Date, the Company is to issue common shares worth $100,000.

As of September 30, 2024, the Company has made payments of $24,000 in cash and issued common shares worth $12,000.

b) Duparquet Project

On January 30, 2023, First Mining, through its wholly-owned subsidiary Duparquet Gold Mines Inc. (formerly, Clifton Star), entered into an agreement with IAMGOLD Corporation, to acquire its Porcupine East property located adjacent to the Company’s Duparquet property and connecting the land package to its Pitt and Duquesne properties to the east. The transaction closed on February 2, 2023, for a total consideration of:

■	2.5 million First Mining common shares with a fair value of $512,500 issued upon closing of the transaction;
■	The granting of a 1.5% net smelter return royalty on the property;
■	A payment of $500,000, in cash or First Mining common shares, as First Mining may elect at its sole election, if the Company declares a minimum of 350,000 koz gold resource on the property; and
■

A payment of $1,000,000, in cash or First Mining common shares, as First Mining may elect at its sole discretion, to be paid within 12 months of commercial production being declared at the Duparquet Gold Project, as long as any major surface infrastructure related to the Duparquet Gold Project has been constructed on the Porcupine East Property.

On April 24, 2023, the Company announced that through its subsidiary it had sold mining claims (“Cat Lake Claims”) located in Manitoba to Grid Metals Corp. for total consideration of:

■	$300,000 in cash;
■	250,000 common shares of Grid Metals Corp.;
■	NSR 2% royalty on all production sold from the property. Grid Metals Corp may at any time purchase from the Company 50% (for a total of 1.0%) of the royalty by paying $1,000,000 to the Company; and
■	Deferred cash payment of $350,000, when the earlier of (i) the delineation of a 2 million tonnes or greater Mineral Resource on the Cat Lake Claims; and (ii) the date Grid Metals announces a construction decision which will result in the Mineral Resources on the Cat Lake Claims being mined at some point in time as part of an overall mining project.

As of September 30, 2024, the Company continues to maintain a provision for environmental remediation activities of $1.5 million (December 31, 2023 - $1.5 million) related to work to be incurred by the Company’s wholly-owned subsidiary.

11

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

5. MINERAL PROPERTIES (continued)

c) Hope Brook Project

On June 8, 2021, the Company announced it had closed a definitive earn-in agreement with Big Ridge Gold Corp. whereby Big Ridge could earn up to an 80% interest in First Mining’s Hope Brook Gold Project located in Newfoundland, Canada. In accordance with the agreement, upon closing First Mining nominated one member to the Board of Directors of Big Ridge and received $500,000 and 11,500,000 shares of Big Ridge which were credited against the Hope Brook project mineral property balance. On September 13, 2022, Big Ridge completed Stage 1 of the earn-in requirements. On March 21, 2024, the Company and Big Ridge amended the earn-in agreement by removing the requirement for Big Ridge to incur an additional $10,000,000 in expenditures on the Hope Brook Gold Project in order to facilitate the Company’s liquidation of its investment position in Big Ridge and generate additional capital (see Note 8). On March 28, 2024, Big Ridge exercised Stage 2 of the amended earn-in requirement by issuing the Company 10,000,000 Big Ridge common shares (initial recognition - $800,000), decreasing the Company’s ownership percentage in the Hope Brook Project from 49% to 20% and reducing the pre-impairment carrying value by $800,000. The Company tested the recoverable amount of the retained project interest; based on the estimated fair value an impairment loss of $11,955,000 was recognized during the period ended March 31, 2024. See Note 8 below for further details of the investment in Big Ridge.

6. INVESTMENT IN PC GOLD INC.

Pursuant to a definitive Earn-in agreement (“Earn-in”) the Company and FireFly Metals executed on March 12, 2020, comprised of two stages, on June 9, 2021, the Company announced completion of the Stage 1 earn-in and accordingly FireFly Metals obtained a 51% ownership of the PC Gold legal entity. First Mining received the scheduled 100,000,000 FireFly Metals shares and executed the joint venture shareholders agreement. Following the completion of the Stage 1 earn-in by FireFly Metals, the Company’s percentage ownership of its former subsidiary, PC Gold, was reduced from 100% to 49%, which led to a loss of control and the resulting deconsolidation of PC Gold Inc. from First Mining’s financial statements. First Mining determined that its then 49% investment in the common shares of PC Gold gave it significant influence over PC Gold, requiring PC Gold to be recorded in First Mining’s financial statements using the equity method of accounting as an investment in associate. Upon the completion of the Stage 2 earn-in by FireFly Metals in August 2021, the Company’s percentage ownership reduced from 49% to 30%.

The initial recognition of the investment in an associate was accounted for based on an estimated fair value using a market approach to value Pickle Crow’s inferred resources on a per unit of metal basis derived from comparable gold project transactions. As at September 30, 2024, the Company owns a 30% interest in PC Gold Inc. and maintains significant influence which requires the investment to be accounted for using equity accounting.

	September 30, 2024	December 31, 2023
Balance, beginning of period	$21,527	$21,572
Equity income/(loss)	-	(45)
Balance, end of period	$21,527	$21,527

The subsequent equity accounting for PC Gold is based on audited results that is publicly available information for the year-ended June 30, 2024, and on the estimated quarter ended September 30, 2024. The amount may change after the unaudited quarter- ended financial statements are published in Q4 2024.

The $4,576,000 (December 31, 2023 - $4,576,000) liability balance as at September 30, 2024 represents the additional net dilution which would result from FireFly Metals completing its additional 10% equity interest in PC Gold Inc. Following receipt of $3,000,000 under this option, First Mining’s ownership would reduce to 20%.

12

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

6. INVESTMENT IN PC GOLD INC. (continued)

The FireFly Metals Earn-In Agreement requires First Mining to contribute its pro-rata share of environmental reclamation funding, which was 30% as at September 30, 2024 following completion of the Stage 2 earn-in.

The Company has recorded a provision of $151,000 as of September 30, 2024 (December 31, 2023 - $151,000) which is in line with FireFly Metals’ estimate of the environmental reclamation provision.

7. INVESTMENT IN NEXGOLD

a) NexGold Mining Corp. Share Purchase Agreement Overview

On August 7, 2020, First Mining completed a transaction with NexGold under a share purchase agreement (the “NexGold Share Purchase Agreement”), pursuant to which NexGold agreed to acquire all of the issued and outstanding shares of Tamaka Gold Corporation, a previously wholly-owned subsidiary of the Company, and 100% owner of the Goldlund Project. The only remaining term of the NexGold Share Purchase Agreement is the right by First Mining over certain contingent milestone payments totaling $5 million, payable in cash on certain key advancements at Goldlund. The contingent payments have not been recorded as at September 30, 2024.

b) Equity Accounting Method for Investment in NexGold and Impairment

The Company previously accounted for its investment using the equity method due to its significant influence over NexGold. On May 6, 2024, the Company announced the disposal of 4,529,000 common shares of NexGold for $988,879 ($998,888 net of transaction costs of $10,009), reducing its shareholding from 10.96% to 8.26% of the issued and outstanding common shares. The Company no longer has significant influence over NexGold, discontinuing use of the equity method of accounting for the investment and reclassifying the balance of its investment as marketable securities.

The Company subsequently sold an additional 1,961,000 NexGold shares in May 2024 for $413,949 ($418,252 net of transaction costs of $4,303). As at September 30, 2024, the Company owns approximately 3.4 million common shares of NexGold.

	September 30, 2024	December 31, 2023
Balance, beginning of the year	$3,269	$5,592
Equity (loss)	(313)	(778)
Impairment of investment in NexGold	-	(1,545)
Disposal of investment in NexGold	(671)
Reclassification of investment to marketable securities	(2,285)	-
Balance, end of period/ year	$-	$3,269

The equity accounting for NexGold was based on audited results that is publicly available information for the year ended December 31, 2023 and an estimate of results for the period of January 1, 2024 to September 30, 2024. The Company’s share of NexGold’s net loss up to May 6, 2024 was $313,000.

8.  INVESTMENT IN BIG RIDGE GOLD CORP.

On September 13, 2022, Big Ridge completed Stage 1 of the earn-in requirements necessary to satisfy the earn-in threshold set out in the Hope Brook earn-in agreement. Big Ridge issued a total of 15.0 million common shares to the Company with an aggregate fair value of $2,175,000, resulting in an increase in the Company’s common share ownership interest in Big Ridge from 10.8% to 19.5% as of December 31, 2022. In Q3 2023, the Company’s ownership percentage was diluted to 14.1% due to the completion of Big Ridge acquiring Gold Island Inc. through the issuance of shares.

13

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

8.  INVESTMENT IN BIG RIDGE GOLD CORP. (continued)

In addition to its share ownership interest, the Company considered various qualitative factors including representation rights on Big Ridge’s board of directors in arriving at the determination that significant influence exists, and therefore the Company applies the equity method of accounting.

On March 21, 2024, the Company amended the existing earn-in agreement with Big Ridge. Subsequently, Big Ridge completed Stage 2 of the earn-in requirement and issued a total of 10.0 million common shares to the Company with an aggregate fair value of $800,000, increasing the Company’s common share ownership interest in Big Ridge to 18.4% from 14.1% (see Note 5(c)). During the nine months ended September 30, 2024, the Company completed the sale of 36,500,000 Big Ridge shares for $1,749,845 ($1,825,000 net of transaction costs of $75,155) resulting in a net realized loss of $385,030 based on the original cost at the time of initial recognition of the securities and the Company no longer owns an equity interest in Big Ridge.

	September 30, 2024	December 31, 2023
Balance, beginning of period	$1,406	$2,119
Equity (loss)	(381)	(149)
Completion of Stage 2 Earn-in	800	-
Dilution losses on Investment	-	(564)
Disposal of investment	(1,825)
Balance, end of period	$-	$1,406

The equity accounting for Big Ridge is based on its audited results that is publicly available information for the year ended June 30, 2023, and an estimate of results for the period of July 1, 2023 to March 28, 2024.

9. PROPERTY AND EQUIPMENT

On April 28, 2023, the Company acquired real and personal property for $800,000 in cash and 1,000,000 common shares of the Company from a private company and individual on the following payment terms:

■	$200,000 cash payable on the closing date and issue 1,000,000 shares (paid)
■	$300,000 cash payable on or before the first anniversary of the closing date (paid)
■	$300,000 cash payable on or before the second anniversary of the closing date.

10.  SILVER STREAM DERIVATIVE LIABILITY

a) Silver Purchase Agreement Overview and Consideration Received

On June 10, 2020, the Company entered into a silver purchase agreement (the “Silver Purchase Agreement”) with First Majestic Silver Corp. (“First Majestic”), which closed on July 2, 2020. Under the terms of the Silver Purchase Agreement, First Majestic agreed to pay First Mining total consideration of US$22.5 million (approx. $30.6 million as at the closing date), in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project over the life of the project (the “Silver Stream”) and also received 30 million common share purchase warrants of First Mining. Each share purchase warrant entitles First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years (subsequently re-priced to $0.37 in accordance with the terms of the Silver Purchase Agreement). The fair value of warrants is determined using Black-Scholes option pricing model.

First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million (approximately C$30.4 million as at September 30, 2024) at any time prior to the commencement of production at Springpole (the “Buy-Back Right”).

14

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

10.  SILVER STREAM DERIVATIVE LIABILITY (continued)

Per the Silver Purchase Agreement, First Majestic paid US$10 million ($13.7 million) to First Mining on the July 2, 2020, closing date, with US$2.5 million ($3.3 million) paid in cash and the remaining US$7.5 million ($10.4 million) paid in 805,698 common shares of First Majestic (“Tranche 1”). Upon announcement of the Pre-Feasibility Study (“PFS”) on March 4, 2021, First Mining received US$7.5 million ($9.8 million) from First Majestic, with US$3.75 million ($4.8 million) paid in cash and the remaining US$3.75 million ($5.0 million) paid in 287,300 common shares of First Majestic (“Tranche 2”). The final tranche (“Tranche 3”) of US$5.0 million ($6.5 million) is payable by First Majestic upon First Mining receiving approval of a federal or provincial environmental assessment for the Springpole Gold Project, which is to be paid half in cash and half in shares of First Majestic.

The Silver Stream has an initial term of 40 years from July 2, 2020. The term is automatically extended by successive 10-year periods as long as the life of mine continues for the Springpole Gold Project. If, upon expiration of the term of the Silver Purchase Agreement, the Company has not sold to First Majestic an amount of silver sufficient to reduce the Advance Payment to nil, then a refund of the uncredited balance, without interest shall be due and owing by the Company to First Majestic.

The silver delivered to First Majestic may be sourced from the Springpole Gold Project, or the Company may substitute any required refined silver with refined silver from a source other than the Springpole Gold Project, with the exception of silver purchased on a commodity exchange.

b) Silver Stream Derivative Liability Fair Value

The Company has determined that the Silver Stream is a standalone derivative measured at FVTPL. The estimated fair value of the Silver Stream derivative liability is determined using a discounted cash flow model which incorporates a Monte Carlo simulation, with the following key input assumptions: 1) Observable assumptions include, Silver Stream based implied volatility of COMEX silver, COMEX silver future curve, silver spot price, USD risk-free rate, USD/CAD foreign exchange rates, and share price of the Company, and 2) Unobservable assumptions include the Company’s credit spread, historical volatility of the warrant and payable silver quantities. The fair value of the Silver Stream derivative liability is a Level 3 measurement.

The fair value of the Silver Stream derivative liability is calculated at each reporting date as the net of the future Advance Payment tranches receivable and the Silver Stream obligation, with gains or losses recorded in the statement of net loss and comprehensive loss. The fair value of the Silver Stream derivative liability as at September 30, 2024 is US$40,104,000 ($54,136,000), which is comprised of the Silver Stream obligation fair value of US$43,801,000 ($59,127,000) less the Advance Payment receivable fair value of US$3,697,000 ($4,991,000). The fair value of the Silver Stream derivative liability as at December 31, 2023 was US$25,930,000 ($34,295,000), which is comprised of the Silver Stream obligation fair value of US$29,470,000 ($38,976,000) less the Advance Payment receivable fair value of US$3,540,000 ($4,681,000).

	September 30, 2024	December 31, 2023
Balance, beginning of period	$(34,295)	$(27,171)
Change in fair value	(19,841)	(7,124)
Balance, end of period	$(54,136)	$(34,295)

15

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

11.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2024	December 31, 2023
Accounts payable	$383	$1,844
Accrued liabilities	4,142	2,984
Total	$4,525	$4,828

12.  FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability portion of the Company’s flow-through share issuances:

	August 26, 2022	September 2, 2022	June 23, 2023	June 14, 2024	Total
Balance, December 31, 2022	$872	$170	$-	$-	$1,042
Settlement of flow-through share premium liability upon incurring eligible expenditures	(872)	(170)	(534)	-	(1,576)
Liability incurred for flow-through share issued June 23, 2023	-	-	1,759	-	1,759
Balance, December 31, 2023	$-	$-	$1,225	$-	$1,225
Settlement of flow-through share premium liability upon incurring eligible expenditures	-	-	(1,201)	(130)	(1,331)
Liability incurred for flow-through share issued June 14, 2024	-	-	-	1,799	1,799
Balance, September 30, 2024	$-	$-	$24	$1,669	$1,693

As at September 30, 2024, the Company had $6,815,000 (December 31, 2023 – $3,482,000) of unspent flow-through expenditure commitments, of which $68,000 is required to spend by December 31, 2024, and $6,747,000 is required to spent by December 31, 2025.

13. SHARE CAPITAL

a) Authorized

Unlimited number of common shares with no par value.

Unlimited number of preferred shares with no par value.

b) Issued and Fully Paid

Common shares as at September 30, 2024: 1,024,279,207 (December 31, 2023 – 916,414,375).

Preferred shares as at September 30, 2024: nil (December 31, 2023 – nil).

16

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

13.  SHARE CAPITAL (continued)

Non-Brokered Private Placement Financing

On June 23, 2023, the Company completed a non-brokered private placement raising aggregate gross proceeds of $5,000,000 (the “Offering”) which consisted of 18,518,519 flow-through units (the “FT units”) of the Company at a price of $0.27 per FT unit.  Each FT unit is consisted of one common share and one half of one common share purchase warrant (the “Warrant”), with each full common share purchase warrant being exercisable to acquire one additional common share of the Company at a price of $0.27 for a period 36 months following the closing date of the Offering.  The common shares that comprise the FT units qualify as “flow-through shares” for the purposes of the Income Tax Act (Canada) (the “ITA”).  An amount of $2,789,000 ($2,916,000 net of issuance costs of $127,000) was recorded in share capital.  The Warrants were valued at $324,000 using the relative fair value method, and the remaining $1,759,000 represents the implied premium, was recorded as a flow-through share premium liability (Note 12).  The fair value of warrants is determined using Black-Scholes option pricing model, which takes into account of the following assumptions:  Exercise price $0.27 per share; time to expiration – 3 years; risk-free rate at 3.74% per annum and volatility rate at 48.33%.

On June 14, 2024, the Company completed a non-brokered private placement raising aggregate gross proceeds of $6,950,000 (the “Offering”) which consisted of 31,212,121 common shares that qualify as “flow-through shares” (the “FT Share”) for the purposes of the Income Tax Act (Canada) (the “ITA”) at a price of $0.165 per FT Share, and 10,000,000 common shares that qualify as “flow-through shares” for the purposes of the ITA and the Taxation Act (Quebec) (the “Quebec FT Shares”) at a price of $0.18 per Quebec FT Share.  An amount of $4,739,000 ($5,152,000 net of issuance costs of $413,000) was recorded in share capital, and $1,798,000, representing the implied premium, was recorded as a flow-through share premium liability (Note 12).

Bought Deal Financing

On September 26, 2024, the Company completed a bought deal public offering (the “September Offering”). Pursuant to the September offering, the Company raised aggregate gross proceeds of $8,050,023 which consisted of 59,629,800 units (the “Bought Deal Units”) of the Company at a price of $0.135 per Bought Deal Unit. In connection with the September Offering, the Company incurred issuance costs of $892,000 in cash, including professional fees, underwriters’ commission, and underwriters’ legal fees. Each Bought Deal Unit consisted of one common share and one half of one common share purchase warrant (the “Bought Deal Warrant”), with each full common share purchase Bought Deal Warrant being exercisable to acquire one additional common share of the Company at an exercise price of $0.20 for a period 36 months following the closing date of the September Offering. An amount of $6,327,000 ($7,116,000 net of issuance costs of $789,000) was recorded in share capital. The Bought Deal Warrants were assigned a relative fair value of $831,000 ($934,000 net of allocated share issuance costs of $103,000) using Black-Scholes option pricing model, which takes into account of the following assumptions: Exercise price $0.20 per share; an expected life of 3.0 years; risk-free interest rate of 2.90% per annum; volatility rate at 53.49%, share price assumption of $0.135 and dividend yield of 0%.

c) Warrants

The movements in warrants during the nine months ended September 30, 2024 and year ended December 31, 2023 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2022	50,347,237	$0.35
Warrants expired	(18,297,009)	0.31
Warrants issued	52,589,759	0.21
Balance as at December 31, 2023	84,639,987	$0.27
Warrants issued	29,814,900	0.20
Balance as at September 30, 2024	114,454,887	$0.25

17

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

13.  SHARE CAPITAL (continued)

The following table summarizes information about warrants outstanding as at September 30, 2024:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.20	73,145,400	$0.20	2.49
$0.27	9,259,259	$0.27	1.72
$0.37	32,050,228	$0.37	0.75
	114,454,887	$0.25	1.94

d) Stock Options

The Company has adopted a stock option plan that allows for the granting of stock options to Directors, Officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

The movements in stock options during the nine months ended September 30, 2024, and year ended December 31, 2023 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2022	46,372,500	$0.37
Options granted	16,960,000	0.19
Options expired	(16,517,500)	0.44
Options forfeited	(1,755,000)	0.23
Balance as at December 31, 2023	45,060,000	$0.28
Options granted	26,907,500	0.12
Options expired/cancelled	(11,500,000)	0.33
Options forfeited	(2,000,000)	0.17
Balance as at September 30, 2024	58,467,500	$0.20

The following table summarizes information about the stock options outstanding as at September 30, 2024:

	Options Outstanding			Options Exercisable
Exercise price	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.10- 0.18	26,482,500	$0.12	4.36	13,235,000	$0.12	4.35
$0.185- 0.25	16,210,000	$0.20	2.86	16,145,000	$0.20	2.86
$0.26- 0.50	15,775,000	$0.33	1.92	15,775,000	$0.33	1.92
	58,467,500	$0.20	3.28	45,155,000	$0.22	2.97

18

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

13.  SHARE CAPITAL (continued)

During the nine months ended September 30, 2024, there were 26,907,500 (September, 30, 2023 - 16,960,000) stock options granted with an aggregate fair value at the date of grant of $ $1,521,000 (September 30, 2023 - $1,695,000). As at September 30, 2024, 13,313,000 (September 30, 2023 - 8,776,000) stock options remain unvested with an aggregate grant date fair value of $ 758,000 (September 30, 2023 - $ 874,920).

Certain stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties. In addition, certain stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of stock options granted and total share-based payments expensed during the periods. For the nine months ended September 30, 2024, share-based payments expense is comprised of stock options $1,228,132, restricted share units (“RSUs”) $304,746, deferred share units (“DSUs”) $43,029, and performance share units (“PSUs”) $268,748, and are classified within the financial statements as follows:

	For the three months ended September 30,		For the nine months ended September 30,
Statements of Net Loss:	2024	2023	2024	2023
General and administration	$243	$281	$738	$1,009
Exploration and evaluation	33	15	58	40
Investor relations and marketing communications	53	26	209	97
Corporate development and due diligence	94	57	326	196
Subtotal	$423	$379	$1,331	$1,342
Statements of Financial Position:
Mineral Properties	160	165	515	758
Total	$583	$544	$1,845	$2,100

The grant date fair value of the stock options granted in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nine months ended	Year ended
	September 30, 2024	December 31, 2023
Risk-free interest rate	3.50%	3.25%
Share price at grant date (in dollars)	$0.12	$0.19
Exercise price (in dollars)	$0.12	$0.19
Expected life (years)	5.00 years	5.00 years
Expected volatility (1)	57.20%	65.06%
Forfeiture rate	7.50%	7.50%
Expected dividend yield	Nil	Nil

(1)	The computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.

19

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

13. SHARE CAPITAL (continued)

e) Restricted Share Units

During the nine months ended September 30, 2024, the Company granted 8,422,115 (September 30, 2023 – 2,817,045) RSUs under its share-based compensation plan to the Company’s executive officers and management as part of the Company’s long-term incentive plan (“LTIP”). Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and will be settled in equity upon vesting.

During the nine months ended September 30, 2024, the Company issued 223,334 (September 30, 2023 – 763,330) common shares pursuant to the exercise of RSUs for an aggregate settlement value of $73,090 (September 30, 2023 - $ 250,011).

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

The following table summarizes the changes in RSU’s for the nine months ended September 30, 2024 and year ended December 31, 2023:

	Number	Weighted average fair value
Balance as at December 31, 2022	1,890,002	$0.31
RSUs granted	2,817,045	0.18
RSUs settled	(763,330)	0.33
RSUs forfeited	(330,002)	0.30
Balance as at December 31, 2023	3,613,715	$0.20
RSUs granted	8,422,115	0.11
RSUs settled	(223,334)	0.33
RSUs forfeited	(1,261,213)	0.18
Balance as at September 30, 2024	10,551,283	$0.12

f) Deferred Share Units

During the nine months ended September 30, 2024, the company granted 400,000 (September 30, 2023 – 450,000) DSUs under its share-based compensation plan to a director as part of the Company’s LTIP. DSUs have a graded vesting schedule over an 18-month period and will be settled in equity upon vesting.

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

	Number	Weighted average fair value
Balance as at December 31, 2022	659,000	$0.30
DSUs granted	450,000	0.18
Balance as at December 31, 2023	1,109,000	$0.25
DSUs granted	400,000	0.11
Balance as at September 30, 2024	1,509,000	$0.21

20

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

13. SHARE CAPITAL (continued)

g) Performance Share Units

During the nine months ended September 30, 2024, the Company granted 5,650,000 PSUs (September 30, 2023 – 4,900,000) under the Plan to certain executives as part of the Company’s LTIP. The amount of shares ultimately to be issued will vary from a factor of 0 to 2 based on the number of PSUs granted, depending on the Company’s share performance as compared to the share performance of a selected group of peer companies.

The estimated value of the PSUs is determined at the grant date using a Monte Carlo simulation model. The model is based on several assumptions, including the share price volatility of the Company’s stock, as well as the volatility of the selected group of peer companies and the correlation of returns between the peer group and the Company. The following table summarizes the changes in PSUs for the nine months ended September 30, 2024 and year ended December 31, 2023:

	Number	Weighted average fair value
Balance as at December 31, 2022	1,913,000	$0.24
PSUs granted	4,900,000	0.22
Balance as at December 31, 2023	6,813,000	$0.23
PSUs granted	5,650,000	0.09
PSU forfeited	(1,997,000)	0.22
Balance as at September 30, 2024	10,466,000	$0.16

21

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

14. OPERATING EXPENSES

Operating expenses by nature, which map to the Company’s functional operating expense categories presented in the consolidated statements of net loss and comprehensive loss, are as follows:

	For the three months ended September 30, 2024
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$70	$44	$2	$1	$117
Consultants	66	6	79	-	151
Depreciation (non-cash)	39	83	-	-	122
Directors’ fees	78	-	-	-	78
Investor relations and marketing communications	-	1	202	-	203
Professional fees	118	-	-	-	118
Salaries	343	55	96	57	551
Share-based payments (non-cash) (Note 13)	243	33	53	94	423
Transfer agent and filing fees	11	-	1	-	12
Travel and accommodation	17	3	1	17	38
Loss from operational activities	$985	$225	$434	$169	$1,813

	For the three months ended September 30, 2023
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$47	$33	$1	$1	$82
Consultants	65	1	-	-	66
Depreciation (non-cash)	47	72	-	-	119
Directors’ fees	76	-	-	-	76
Investor relations and marketing communications	-	-	140	1	141
Professional fees	35	-	-	50	85
Salaries	268	106	87	51	512
Share-based payments (non-cash) (Note 13)	281	15	26	57	379
Transfer agent and filing fees	30	-	2	-	32
Travel and accommodation	13	10	8	5	36
Operating expenses total	$862	$237	$264	$165	$1,528
Impairment of non-current assets (non-cash)	-	-	-	-	1,545
Loss from operational activities	$862	$237	$264	$165	$3,073

22

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

14. OPERATING EXPENSES (continued)

	For the nine months ended September 30, 2024
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$135	$156	$11	$6	$308
Consultants	214	19	79	114	426
Depreciation (non-cash)	119	248	-	-	367
Directors’ fees	234	-	-	-	234
Marketing and conferences	-	3	504	2	509
Professional fees	260	-	-	-	260
Salaries	1,292	135	285	141	1,853
Share-based payments (non-cash) (Note 13)	738	58	209	326	1,331
Transfer agent and filing fees	164	-	16	-	180
Travel and accommodation	28	6	31	29	94
Operating expenses total	$3,184	$625	$1,135	$618	$5,562
Impairment of non-current asset (non-cash)	-	-	-	-	11,955
Loss from operational activities	$3,184	$625	$1,135	$618	$17,517

	For the nine months ended September 30, 2023
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$221	$92	$14	$15	$342
Consultants	232	25	-	130	387
Depreciation (non-cash)	251	105	-	-	356
Directors fees	225	-	-	-	225
Investor relations and marketing communications	-	3	482	6	491
Professional fees	697	-	-	50	747
Salaries	1,251	201	266	134	1,852
Share-based payments (non-cash) (Note 13)	1,009	40	97	196	1,342
Transfer agent and filing fees	132	-	44	-	176
Travel and accommodation	22	22	58	6	108
Operating expenses total	$4,040	$488	$961	$537	$6,026
Impairment of non-current assets (non-cash)	-	-	-	-	1,545
Loss from operational activities	$4,040	$488	$961	$537	$7,571

23

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

15.  SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, development and strategic disposition of its North American mineral properties. Geographic information about the Company’s non-current assets, excluding financial instruments, as at September 30, 2024 and December 31, 2023 is as follows: Canada - $270,648,000 (December 31, 2023 - $272,718,000).

16.  RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the key management personnel, Company’s Directors and Officers.

Key management of the Company consists of the members of the Board of Directors, Officers and Vice Presidents of the Company. The compensation paid or payable to key management for services during the nine months ended September 30, 2024 and 2023 is as follows:

Service or Item	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Directors’ fees	$78	$76	$234	$221
Salaries and consultants’ fees	375	444	1,225	1,669
Share-based payments (non-cash)	457	437	1,311	1,535
Total	$910	$957	$2,770	$3,425

17.  FAIR VALUE

Fair values have been determined for measurement and/or disclosure requirements based on the methods below.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•	Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, short term investments, current accounts and other receivables, and accounts payable, accrued and other liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are financial assets and liabilities at amortized cost.

The carrying value of investments was based on the quoted market prices of the shares as at September 30, 2024 and was therefore considered to be Level 1.

As the FireFly Metals Earn‐In Agreement provides FireFly Metals the right to earn an interest in PC Gold Inc., rather than a direct interest in the Pickle Crow project, FireFly Metals’ option to acquire PC Gold shares is a financial liability of First Mining. As a derivative, the Pickle Crow project option liability is classified as financial liability at FVTPL. The carrying value of the Option is not based on observable market data and therefore is considered to be Level 3.

24

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amount)

17. FAIR VALUE (continued)

The fair value of the Option – Pickle Crow Gold Project as at September 30, 2024, was determined by reference to the portion of the estimated fair value of PC Gold Inc. to be given up by the Company with the option for FireFly Metals to earn an additional 10%, net of $3,000,000 proceeds to be received on exercise.

The Silver Stream was determined to be a derivative liability, which is classified as a financial liability at FVTPL. The carrying value of the derivative liability was not based on observable market data and involved complex valuation methods and was therefore considered to be Level 3. The following table presents the Company’s fair value hierarchy for financial assets and liabilities that are measured at fair value:

	September 30, 2024				December 31, 2023
		Fair value measurement				Fair value measurement
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Financial assets:
Marketable Securities (Note 3)	$2,785	$2,785	$-	$-	$263	$263	$-	$-
Financial liabilities:
Silver Stream derivative liability (Note 10)	$54,136	$-	$-	$54,136	$34,295	$-	$-	$34,294
Option – PC Gold (Note 6)	$4,576	$-	$-	$4,576	$4,576	$-	$-	$4,576

18. SUBSEQUENT EVENTS

a)	Subsequent to September 30, 2024, the Company issued 870,834 common shares pursuant to the exercise of RSUs for an aggregate settlement value of $201,000.

b)

On October 10, 2024, the Company closed a non-brokered private placement raising aggregate gross proceeds of approximately $7.4 million (the “October Offering”) which consisted of 54,463,706 units of the Company (the “October Units” at a price of $0.135 per October Unit. In connection with the October Offering, the Company accrued issuance costs of $118,000 in cash. Each October Unit consists of one common share of the Company and one-half of one common share purchase warrant (the “October Warrant”). Each October Warrant entitles the holder to acquire one common share of the Company (the “Warrant Share”) at an exercise price of $0.20 per Warrant Share at any time prior to the date which is 36 months following the closing date of the October Offering. As a result, the Company had cash and cash equivalents of $18,047,000 following the closing of the private placement.

c)

On October 11, 2024, the Company made a cash payment of $10,000 and issued 250,000 common share to Pelangio on the first anniversary of the Closing Date of the amended earn-in agreement for Birch Lake properties. The agreement gives the Company the right to earn, through Gold Canyon, up to an 80% interest in Pelangio’s Birch Lake and Birch Lake West properties. As of November 8, 2024, the Company has made payments of $120,000 in cash and issued 1,000,000 common shares.

25